BloomZ Inc.

October 30, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rufus Decker Erin Jaskot Alyssa Wall
Tony Watson

Re:	BloomZ Inc.
Draft Registration Statement on Form F-1
Submitted September 19, 2023
CIK No. 0001984014

Ladies and Gentlemen:

This letter is in response to the letter dated October 16, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to BloomZ Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being submitted confidentially to accompany this letter.

Draft Registration Statement on Form F-1

Risk Factors

Risks Related to Our Business and Industry

If we fail to retain our existing audiences/fans or further grow our audience/fan base..., page 11

1. We note your disclosure regarding the “already large size of [your] audience/fan base and high level of audience/fan engagement.” Please expand your disclosure to quantify, if possible, or otherwise contextualize the size of the fan base and level of engagement to provide additional background to investors.

In response to the Staff’s comments, we revised our disclosure on page 11 of the Registration Statement to expand our disclosure to quantify the size of the fan base and level of engagement to provide additional background to investors.

Our business depends on the continued success of our brand..., page 15

2. We note your disclosure regarding the importance of market awareness in the development and success of your business. Please expand your disclosure to describe such market awareness, including measures taken by the company to increase awareness and qualitative and quantitative indications of its success.

In response to the Staff’s comments, we revised our disclosure on page 15 of the Registration Statement to expand our disclosure to describe the market awareness, including measures taken by us to increase awareness and qualitative and quantitative indications of our success.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards..., page 22

3. Please expand your disclosure to clarify that you are electing to follow certain home country practices in lieu of the requirements under Nasdaq listing rules, and indicate which home country practices you are following.

In response to the Staff’s comments, we revised our disclosure on page 22 of the Registration Statement to expand our disclosure to clarify that we are electing to follow certain home country practices in lieu of the requirements under Nasdaq listing rules, and indicate which home country practices we are following.

Use of Proceeds, page 29

4. We note your disclosure regarding your intention to use approximately 10% of the proceeds of this offering for capital and business alliances and mergers and acquisitions to expand business performance. Please expand your disclosure to identify whether you intend to acquire assets or businesses and include the information required under Item 3(C)(2) or Item 3(C)(3) of Form 20-F, as applicable.

In response to the Staff’s comments, we revised our disclosure on page 29 of the Registration Statement to expand our disclosure to identify that we intend to acquire assets or businesses from unaffiliated animation planning and production companies and VTuber management companies within the ordinary course of our current businesses, which includes the information required under Item 3(C)(2) or Item 3(C)(3) of Form 20-F.

5. We note that you plan to use approximately 60% of the net proceeds for investment in the animation production business and “acquisition of overseas copyrights.” Please explain in an appropriate place in your prospectus how the acquisition of overseas copyrights relates to your business, and any current plans you have to acquire such copyrights.

In response to the Staff’s comments, we revised our disclosure on pages 47 and 48 of the Registration Statement to expand our disclosure to explain how the acquisition of overseas copyrights relates to our business, and the current plans we have to acquire such copyrights.

Corporate History and Structure, page 33

6. We note that BloomZ Japan issued shares to 12 investors on May 31, 2023, shortly after BloomZ Cayman acquired 100% of the equity interests in BloomZ Japan, and in August 2023 BloomZ Cayman acquired the equity interests in BloomZ Japan held by the 12 investors. Please explain the reason for the issuance of shares to the 12 investors and the subsequent acquisition of such shares by BloomZ Cayman.

In response to the Staff’s comments, please see the timeline of our fundraising and the reorganization of our corporate structure, and our explanation below.

In February 2023, we started to plan fundraising by issuing BloomZ Japan’s ordinary shares to potential investors for our working capital needs and the expenses for the initial public offering.

In the meantime, we started to plan and prepare the reorganization of our corporate structure and incorporated BloomZ Cayman as an exempted company limited by shares under the laws of the Cayman Islands on April 14, 2023.

On April 24, 2023, as a part of the reorganization, BloomZ Cayman acquired 100% of the equity interests in BloomZ Japan through a share exchange agreement from BloomZ Japan’s shareholders. Consequently, BloomZ Cayman became the ultimate holding company of BloomZ Japan.

After three months of negotiations, 12 investors eventually entered into investment agreements with BloomZ Japan, pursuant to which investment agreements, BloomZ Japan issued an aggregate of 667 of its ordinary shares to the 12 investors on May 31, 2023.

On August 25, 2023, as a part of the reorganization, BloomZ Cayman entered into a share exchange agreement with BloomZ Japan, its shareholders (the 12 investors), and Lode Runner, Inc., as the representative of the shareholders, pursuant to which, on August 25, 2023, BloomZ Cayman acquired the equity interests in BloomZ Japan held by the 12 investors in consideration for the allotment and issuance of an aggregate of 667 Ordinary Shares to the 12 investors, and BloomZ Japan thereupon, again, became our wholly owned subsidiary.

Results of Operations, page 36

7. Please revise your discussion throughout to indicate how COVID-19 impacted the change in your results of operations for the periods discussed in this section.

In response to the Staff’s comments, we revised our disclosure throughout the Registration Statement to indicate how COVID-19 impacted the change in our results of operations for the periods discussed in the section on page 36.

Business

Our Competitive Strengths

Strong Support from a Large Video Game-Producing Company, page 45

8. We note your disclosure regarding the voice actors from your company who have been featured in recent CyberStep video games. We also note your disclosure that CyberStep is one of your principal shareholders. Please disclose whether there are any underlying agreements between you and CyberStep regarding collaborating with or working with these voice actors and clarify in what manner the video games are “exclusively suitable for [your] collaborating voice actors and affiliated VTubers with specific teams.”

In response to the Staff’s comments, we revised our disclosure on page 45 of the Registration Statement to disclose that, while we do not enter into agreements with CyberStep on a regular basis, from time to time, when CyberStep takes into account our collaborating voice actors’ or affiliated VTubers’ vocal characteristics, skills and experiences when designing characters in the video games, including the characters’ personalities, backgrounds and genders, it enters into service agreements with us for our audio production services that feature our collaborating voice actors or affiliated VTubers.

9. You disclose that CyberStep has granted you access to its resources and assets, such as using its existing sales channels to sell and deliver merchandise, and it has assisted in engaging with and securing opportunities to work with its subsidiaries or strategic alliances. We further note the discussion of material transactions with CyberStep disclosed under “Material Transactions and Related Parties” beginning on page 72. Please disclose any material agreements between you and CyberStep, including any relating to your access to resources and assets, as well as assistance in generating work opportunities, and discuss the material terms of such agreements. Please file such agreements as exhibits to the registration statement. Please also add risk factor disclosure, to the extent applicable, discussing your dependence on CyberStep.

In response to the Staff’s comments, we revised our disclosure on pages 45 and 46 of the Registration Statement to disclose that we do not enter into an agreement with CyberStep specifically granting us access to its resources and assets, assisting us in generating work opportunities or providing us with any support.

We also revised our disclosure on page 12 of the Registration Statement to add a risk factor disclosure discussing our dependence on CyberStep.

Our Growth Strategy

Investment in animation production committees to acquire rights outside of comprehensive audio production, page 47

10. We note your disclosure regarding your intention to invest in “animation production committees.” Please expand your discussion to describe these committees, including whether they are separate companies or internally formed committees. Please also disclose the nature of your investment.

In response to the Staff’s comments, we revised our disclosure on page 47 of the Registration Statement to expand our discussion to describe the animation production committees and disclose the nature of our investment.

Clients and Marketing, page 51

11. We note that Client 1 has been responsible for a notable portion of your total revenue in recent periods, including 37.1% of your revenue for the six months ended March 31, 2023. Please identify such client and discuss any material agreements with such client, including the terms of such agreements. In the alternative, please tell us why you believe you are not required to do so.

In response to the Staff’s comments, we revised our disclosure on page 51 of the Registration Statement to identify Client 1. As the material terms of the service agreement between us and Client 1 are similar to the material terms of our service agreements with the top five clients disclosed and discussed on page 52 of the Registration Statement, we believe we may refer to the disclosure on page 52 of the Registration Statement. In addition, we filed a form of our service agreement as Exhibit 10.5 to the Registration Statement.

Property and Equipment, page 58

12. We note your disclosure regarding your leased properties. We also note your disclosure elsewhere regarding the importance of providing “clean and safe physical studios for the voice actor workshops.” Please disclose whether those studios are owned or leased spaces.

In response to the Staff’s comments, we revised our disclosure on pages 2, 12, 15, 44, 46, 53 and 56 of the Registration Statement to disclose that the studios are leased by CyberStep.

Unaudited Financial Statements

Statement of Cash Flows, page F-5

13. Please tell us your consideration of classifying the payments for your short-term loan receivable as cash flows from investing activities. Refer to ASC 230-10-45-13a.

In response to the Staff’s comments, we revised our disclosure on pages 39, 40, 41 and F-5 of the Registration Statement to reclassify the payment for short-term loan receivable as cash flows from investing activities.

Exhibits

14. Please file a copy of your term loan with CyberStep as an exhibit to the registration statement.

In response to the Staff’s comments, we filed a copy of the English translation of our financial loan agreement with CyberStep as Exhibit 10.6 to the Registration Statement.

General

15. Throughout the disclosure we note discrepancies in the number of ordinary shares issued and outstanding as of the date of the prospectus. Please amend these discrepancies. For example, on page 31 you disclose that 1,570 ordinary shares are issued and outstanding, while on page 74 you disclose that that 2,237 ordinary shares are issued and outstanding.

In response to the Staff’s comments, please note that the disclosure of 1,570 ordinary shares on page 31and elsewhere reflects the issued and outstanding ordinary shares as of March 31, 2023, whereas the disclosure of 2,237 ordinary shares on page 74 and elsewhere reflects the issued and outstanding ordinary shares as of the date of the prospectus. Since we issued an aggregate of 667 ordinary shares to 12 investors on August 25, 2023, we believe our current disclosure regarding the number of ordinary shares issued and outstanding as of the date of the prospectus is correct and consistent.

16. We note that Lode Runner, Inc. currently owns 16.5% of the company’s outstanding shares, and is 100% owned by one of the directors of CyberStep, Inc., which owns 40.2% of the outstanding shares of the company. Please tell us whether there are any agreements between Lode Runner and CyberStep to act or vote in concert. To the extent that either Lode Runner, CyberStep or both parties together will own a majority of shares following the offering, please disclose that these shareholders will be able to influence decisions of management and will control all matters requiring shareholder approval.

In response to the Staff’s comments, we hereby confirm and clarify that there is no agreement between Lode Runner and CyberStep to act or vote in concert. Therefore, neither Lode Runner, CyberStep, nor both parties together, will own a majority of shares following the offering, and thus, they will not be able to influence decisions of management and will not control all matters requiring shareholder approval.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Kazusa Esaki
Name:	Kazusa Esaki
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC